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                              March 21, 2024

       Zhenwu Huang
       Chief Executive Officer
       RICHTECH ROBOTICS INC.
       4175 Cameron Street, Suite 1
       Las Vegas, NV 89103

                                                        Re: RICHTECH ROBOTICS
INC.
                                                            Registration
Statement on Form S-1
                                                            Filed March 18,
2024
                                                            File No. 333-278013

       Dear Zhenwu Huang:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please revise to disclose the material market activities of the equity line investor, including:
                                                            any short selling
of the company   s securities or other hedging activities that the
                                                             equity line
investor may or has engaged in, including prior to entering into the agreement and
prior to the receipt of any shares pursuant to the terms of the agreement; and
                                                            how the equity line
investor intends to distribute the securities it owns or will acquire.
 Zhenwu Huang
FirstName  LastNameZhenwu
RICHTECH     ROBOTICS INC.Huang
Comapany
March      NameRICHTECH ROBOTICS INC.
       21, 2024
March2 21, 2024 Page 2
Page
FirstName LastName
2. Please revise to disclose how the provisions of Regulation M may prohibit the equity line investor and any other distribution participants that are participating in the distribution of
         the company   s securities from:
             engaging in market making activities (e.g., placing bids or making purchases to
              stabilize the price of the common stock) while the equity line is in effect; and
             purchasing shares in the open market while the equity line is in effect.
Risk Factors
Risks Related to this Offering, page 11

3. We note that the equity line investor may engage in short selling. Please add a risk factor discussing that the equity line investor can engage in short-selling activities and explaining how any sales activities after announcement of a put may negatively affect the
         company   s share price.
Exhibits, page II-4

4. The auditor consent filed as Exhibit 23.1 fails to cover the period ended September 30,
         2023. Please file a revised auditor consent that covers this period. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Richard I. Anslow